January 26, 2022

Via Edgar

Patrick Costello

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue World Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-261585)
Request for Acceleration of Effectiveness

Dear Mr. Costello:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blue World Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on January 31, 2022, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Liang Shi
Liang Shi Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP